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                                                                      Exhibit 20

FOR:  IMMEDIATE RELEASE
CONTACT:  Edward P. Norris
         Chief Financial Officer
         (203) 356-9000



               STAMFORD, Conn., March 30, 1995 -- American Maize-Products Company (ASE:AZE) announced today that EFL Ltd., an affiliate of Pexco Holdings, Inc., had reportedly acquired 282,600 shares of American Maize Class B common stock and agreed to acquire an additional 18,054 Class B shares at undisclosed prices. American Maize had previously been informed by a stockholder that a Pexco affiliate had purchased from such stockholder approximately 143,000 Class B shares at a price of $46 per share. A spokesperson for Pexco reportedly stated that such 143,000 shares were included in the total of 282,600 shares of Class B Common Stock acquired by EFL Ltd. Pexco also stated that it did not intend to tender the Class B shares which EFL Ltd. acquired into the $40 per share tender offer presently being conducted by Eridania Beghin-Say, S.A.

               Pursuant to a merger agreement signed with American Maize, Eridania commenced a tender offer on February 28, 1995 for all outstanding shares of American Maize common stock at a price of $40 per share. Following the successful completion of the tender offer, a subsidiary of Eridania will merge with American Maize and holders of all remaining shares of American Maize will receive $40 per share. American Maize intends to proceed with the transactions contemplated by the merger agreement.

               On February 23, 1995, Pexco, an affiliate of Usaha Tegas sdn. bhd., offered to purchase all of the American Maize Class B common stock owned by and for the benefit of William Ziegler, III, Chairman of the Board of American Maize, his sister Helen Z. Steinkraus and their respective families' trusts at $44 per share. According to the February 23rd offer, if such offer was accepted, Pexco would propose a merger with American Maize at a purchase price of $40.25 per share for all of American Maize's remaining Class A and Class B common stock. Pexco has made no proposal to American Maize regarding an acquisition.

               American Maize, based in Stamford, Connecticut, produces corn sweeteners and a variety of specialty food and industrial starches at plants in Hammond, Indiana; Decatur, Alabama and Dimmitt, Texas. The Company also produces cigars and smokeless tobacco products at plants located in Jacksonville, Florida and Wheeling, West Virginia.

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